Exhibit 99.1

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016
(With Independent Auditors’ Report Thereon)

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report

The Partners
Build-To-Core Industrial Partnership I LP:
We have audited the accompanying consolidated financial statements of Build-To-Core Industrial Partnership I LP and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Build-To-Core Industrial Partnership I LP and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Denver, Colorado
February 22, 2019

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands)	2018	2017
ASSETS
Net investment in real estate properties	$924,926	$813,899
Cash and cash equivalents	14,105	14,651
Restricted cash	902	190
Straight-line rent and tenant receivables, net	12,140	8,461
Other assets	2,103	2,496
Total assets	$954,176	$839,697
LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$26,937	$30,891
Tenant prepaids and security deposits	6,952	5,705
Debt, net	442,005	319,321
Due to affiliates	403	608
Other liabilities	139	233
Total liabilities	476,436	356,758
Commitments and contingencies (Note 11)
Partners’ capital	477,608	482,807
Noncontrolling interests	132	132
Total partners’ capital	477,740	482,939
Total liabilities and partners’ capital	$954,176	$839,697

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Revenues:
Rental revenues	$47,169	$30,222	$22,013
Total revenues	47,169	30,222	22,013
Operating expenses:
Rental expenses	12,963	9,452	6,472
Real estate-related depreciation and amortization	19,105	13,319	11,350
General and administrative expenses	1,151	1,640	756
Asset management fees, related party	2,665	1,760	1,433
Acquisition fees, related party	—	—	151
Acquisition expenses	—	—	878
Total operating expenses	35,884	26,171	21,040
Other income (expenses):
Net gain on disposition of real estate assets	39,637	6,641	—
Interest expense and other	(5,606)	(2,495)	(3,056)
Total other income (expenses)	34,031	4,146	(3,056)
Net income (loss)	45,316	8,197	(2,083)
Net income attributable to noncontrolling interests	15	15	88
Net income (loss) attributable to partners	$45,301	$8,182	$(2,171)

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(in thousands)	IPT General Partner	IPT Limited Partner	bcIMC Partners (1)	Total Partners' Capital	Noncontrolling Interests	Total Equity
Balance as of December 31, 2015	$185	$94,164	$90,650	$184,999	$—	$184,999
IPT ownership interest sell-down	—	(58,644)	58,644	—	—	—
Net (loss) income	(2)	(550)	(1,619)	(2,171)	88	(2,083)
Issuance of preferred shares by Partnership subsidiaries	—	—	—	—	793	793
Redemption of preferred shares from Partnership subsidiaries	—	—	—	—	(671)	(671)
Contributions from partners	166	32,974	132,557	165,697	—	165,697
Issuance of special units	—	—	—	—	10	10
Preferred dividends	—	—	—	—	(88)	(88)
Balance as of December 31, 2016	$349	$67,944	$280,232	$348,525	$132	$348,657
Net income	8	1,628	6,546	8,182	15	8,197
Contributions from partners	141	28,079	112,880	141,100	—	141,100
Distributions paid to partners	(15)	(2,985)	(12,000)	(15,000)	—	(15,000)
Preferred dividends	—	—	—	—	(15)	(15)
Balance as of December 31, 2017	$483	$94,666	$387,658	$482,807	$132	$482,939
Net income	45	9,015	36,241	45,301	15	45,316
Contributions from partners	40	7,860	31,600	39,500	—	39,500
Distributions to partners	(90)	(17,910)	(72,000)	(90,000)	—	(90,000)
Preferred dividends	—	—	—	—	(15)	(15)
Balance as of December 31, 2018	$478	$93,631	$383,499	$477,608	$132	$477,740

(1)	See “Note 7” for detailed statements of bcIMC Partners’ capital.

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Operating activities:
Net income (loss)	$45,316	$8,197	$(2,083)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Real estate-related depreciation and amortization	19,105	13,319	11,350
Straight-line rent and amortization of above- and below-market leases	(5,558)	(4,165)	(2,525)
Amortization of debt issuance costs	2,267	1,882	1,125
Gain on the disposition of real estate assets	(39,637)	(6,641)	—
Other	2,978	—	—
Changes in operating assets and liabilities:
Tenant receivables and other assets	591	(458)	(564)
Accounts payable, accrued expenses, and other liabilities	2,397	3,205	1,442
Due to/from affiliates, net	(205)	530	(418)
Net cash provided by operating activities	27,254	15,869	8,327
Investing activities:
Real estate acquisitions	(56,051)	(103,836)	(138,021)
Acquisition deposits	(400)	(500)	(3,696)
Proceeds from the disposition of real estate properties	96,440	16,774	—
Capital expenditures and development activities	(185,479)	(180,893)	(84,119)
Net cash used in investing activities	(145,490)	(268,455)	(225,836)
Financing activities:
Proceeds from borrowings under construction loans	98,746	104,532	29,128
Proceeds from mortgage notes	130,000	90,000	—
Proceeds from line of credit	26,000	37,200	40,800
Repayments of line of credit	—	(55,000)	(14,000)
Repayments of construction loans	(83,603)	(39,600)	—
Financing costs paid	(2,226)	(3,263)	(2,458)
Contributions from partners	39,500	141,100	165,697
Distributions paid to partners	(90,000)	(15,000)	—
Dividends paid to preferred shareholders of Partnership subsidiaries	(15)	(15)	(88)
Preferred shares issued	—	—	793
Redemption of preferred shares of Partnership subsidiaries	—	—	(671)
Redemption premium paid to preferred shareholders of Partnership subsidiaries	—	—	(134)
Net cash provided by financing activities	118,402	259,954	219,067
Net increase in cash, cash equivalents and restricted cash	166	7,368	1,558
Cash, cash equivalents and restricted cash, at beginning of period	14,841	7,473	5,915
Cash, cash equivalents and restricted cash, at end of period	$15,007	$14,841	$7,473

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS
On February 12, 2015, IPT BTC I GP LLC (the “IPT General Partner”) and IPT BTC I LP LLC (the “IPT Limited Partner”) admitted each of bcIMC International Real Estate (2004) Investment Corporation (the “bcIMC Pension Partner”) and bcIMC (WCBAF) Realpool Global Investment Corporation (the “bcIMC Accident Fund Partner” and, together with the bcIMC Pension Partner, collectively the “bcIMC Limited Partner”) as limited partners in the Build-To-Core Industrial Partnership I LP (the “Partnership”) and entered into an amended and restated agreement of limited partnership of the Partnership (the “Partnership Agreement”), setting forth the terms pursuant to which the parties jointly invest in a portfolio of industrial properties located in certain major U.S. distribution markets, and targeted to be comprised of approximately (i) 80% development investments, and (ii) 20% core and value-add investments. The IPT General Partner and the IPT Limited Partner (together, the “IPT Partners”) are both wholly-owned subsidiaries of Industrial Property Trust Inc. (“IPT”).
Upon admission of the bcIMC Limited Partner to the Partnership, the IPT Partners owned a 51.0% interest in the Partnership and the bcIMC Limited Partner owned the remaining 49.0% interest. At that time, the Partnership owned, through its wholly-owned subsidiaries, seven industrial buildings. The bcIMC Limited Partner contributed approximately $61.2 million to acquire the 49.0% interest in the Partnership.
On January 28, 2016, the IPT Limited Partner sold and assigned to bcIMC (USA) Realty Div A2 LLC (the “bcIMC USA Limited Partner”) a portion of its interest in the Partnership equal to a 31.0% interest in the Partnership for a purchase price equal to approximately $58.6 million pursuant to an interest purchase agreement between the IPT Limited Partner and the bcIMC USA Limited Partner. As a result, the IPT Partners own a 20.0% interest in the Partnership and the bcIMC Limited Partner, including the bcIMC USA Limited Partner, own the remaining 80.0% interest.
On January 1, 2017, bcIMC Pension Partner contributed its 64.0% ownership interest in the Partnership to the following affiliated investors: bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., and bcIMC (Hydro) US Realty Inc. The remaining 16.0% is held by bcIMC Accident Fund Partner.
As used herein, the “Partnership” refers to Build-To-Core Industrial Partnership I LP and its wholly-owned subsidiaries.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Basis of Consolidation
The consolidated financial statements include the accounts of the Partnership. All material intercompany accounts and transactions have been eliminated.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.
Investment in Real Estate Properties
We first determine whether an acquisition constitutes a business or asset acquisition. Upon acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-

market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.” Transaction costs associated with the acquisition of a property (including the acquisition fees paid to the IPT General Partner or its designee) are allocated to land, building, and intangible lease assets on a relative fair value basis based on allocated purchase price and capitalized as incurred.
If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with the 2018 and 2017 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the balance sheet when certain criteria are met.
The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real-estate related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenue over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Partnership expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of the Partnership’s real estate assets are capitalized as incurred. These costs include capitalized interest, development acquisition fees and real estate taxes. The Partnership does not capitalize any other costs, such as salaries or other general and administrative expenses. See “Capitalized Interest” below for additional detail. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building	20 to 40 years
Building and land improvements	5 to 20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options
Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and the Partnership will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. For the years ended December 31, 2018, 2017 and 2016, the Partnership did not record any impairment charges related to real estate assets.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand.
Straight-line Rent and Tenant Receivables
Straight-line rent and tenant receivables include all straight-line rent and accounts receivable, net of allowances. The Partnership maintains an allowance for estimated losses that may result from the inability of certain of its customers to make required payments. If a customer fails to make contractual payments beyond any allowance, the Partnership may recognize additional bad debt expense in future periods equal to the net outstanding balances. As of December 31, 2018 and 2017, the Partnership’s allowance for doubtful accounts was approximately $3,000 and $65,000, respectively.

Debt Issuance Costs
Debt issuance costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the terms of the related loans. Unamortized deferred financing costs are written off if debt is retired before its maturity date. Accumulated amortization of debt issuance costs was approximately $3.7 million and $3.0 million as of December 31, 2018 and 2017, respectively, which included the impact of the write off of the remaining balances related to construction loans in the amount of $1.1 million and $0.4 million, respectively, due to the early retirement of certain loans in 2018 and 2017. The Partnership’s interest expense for the years ended December 31, 2018, 2017 and 2016 included approximately $2.3 million, $1.9 million and $1.1 million, respectively, of amortization of financing costs.
Capitalized Interest
The Partnership capitalizes interest costs as a cost of development. Capitalization of interest costs for a particular asset begins when activities necessary to get the property ready for its intended use are in progress and when interest costs have been incurred. Capitalization of interest costs ceases when the project is substantially complete and ready for occupancy. For the years ended December 31, 2018, 2017 and 2016, approximately $13.5 million, $7.9 million and $2.6 million, respectively, of interest costs were capitalized.
Revenue Recognition
The Partnership records rental revenues on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, the Partnership records receivables from tenants for rent that the Partnership expects to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. When the Partnership acquires a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation.
Tenant reimbursement revenues include payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized in rental revenues during the period the applicable expenses are incurred. For the years ended December 31, 2018, 2017 and 2016, tenant reimbursement revenues recognized in rental revenues were approximately $10.9 million, $6.9 million and $5.0 million, respectively.
In connection with property acquisitions, the Partnership may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenues over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods.
The Partnership expenses any unamortized intangible lease asset or records an adjustment to rental revenues for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.
Income Taxes
The Partnership operates and is taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), and is generally not subject to federal or state income taxes. No provisions for federal, state, and local income taxes were made in the accounts of the Partnership. The Partnership does not have any uncertain tax positions as of December 31, 2018.
Substantially all of the Partnership’s income is derived through subsidiaries that qualify as real estate investment trusts (“REITs”). All of these subsidiaries have elected to be taxed as REITs under the Code for the year ended December 31, 2018. To qualify as a REIT, the REITs must meet a number of ownership, organizational and operational requirements, including a requirement to currently distribute at least 90% of their taxable income. REITs are generally not subject to corporate level federal income taxes on net income they distribute to their shareholders. Accordingly, no provision for REIT income taxes is included in the accompanying consolidated financial statements. If the REITs fail to qualify as REITs in any taxable year, then they may be subject to income taxes at corporate rates. Even as a REIT, the REIT may be subject to certain state and local taxes on its income and sales of property and subject to federal income and excise taxes on its undistributed income.
The U.S. is the major tax jurisdiction for the Partnership and the earliest tax year subject to examination is 2015.
Allocation of Profits and Losses
All profits and losses for any fiscal year are allocated pro rata among the partners in proportion to their ownership interests.
Concentration of Credit Risk
Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation

(“FDIC”) insurance limits. The Partnership believes it mitigates this risk by investing its cash with high-credit quality financial institutions.
Concentration of credit risk with respect to accounts receivable could exist if the low number of customers currently comprising the Partnership’s rental revenues. As of December 31, 2018, the Partnership had one individual customer located in the Southern California market that represented more than 10.0% of consolidated annual base rent.
Recently Adopted Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which provides guidance for revenue recognition and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition.” The standard is based on the principle that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance specifically excludes revenue derived from lease contracts from its scope. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FAS issued ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606)" (ASU 2015-14), which deferred the effective date of ASU 2014-09 for private entities. Pursuant to ASU 2015-14, the effective date for ASU 2014-09 for private entities is for annual reporting periods beginning after December 15, 2018 and interim periods therein, with early adoption permitted. The Partnership early adopted this standard for the reporting period that began January 1, 2018. The Partnership elected the package of practical expedients, and accordingly did not reallocate contract consideration to lease components within the scope of the existing lease guidance when it adopted ASU 2014-09. Effective January 1, 2018, the Partnership also adopted ASU No. 2017-05, “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (ASU 2017-05). Through the evaluation and implementation process, the Partnership has determined the key revenue stream that could be impacted by ASU 2014-09, as amended by ASU 2017-05, is the gain on disposition of real estate reported on the consolidated statements of operations. The Partnership previously recognized revenue from asset sales upon transfer of title at the time of closing. After adoption of ASU 2014-09, as amended by ASU 2017-05, the Partnership will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of revenue recognition, as well as transaction price allocation. The adoption of ASU 2014-09 did not have a significant impact on the Partnership's consolidated financial statements.
Recently Issued Accounting Standards
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Partnership early adopted the standard as of the reporting period beginning January 1, 2019, and the Partnership elected the practical expedients available for implementation under the standard. Under the practical expedients election, the Partnership would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. The Partnership also early adopted ASU 2018-01 as of the reporting period beginning January 1, 2019, and the Partnership elected the practical expedients available for implementation under the standard. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and nonlease components. The Partnership early adopted ASU 2018-20 as of the reporting period beginning January 1, 2019, and the Partnership elected the practical expedients available for implementation under the standard. The adoption of these standards did not have a material effect on the Partnership’s consolidated financial statements.

3. REAL ESTATE ACQUISITIONS
During the years ended December 31, 2018 and 2017, the Partnership allocated the purchase price of its acquisitions to land, building, and intangible lease assets as follows:

	For the Year Ended December 31,
(in thousands)	2018	2017
Land	$34,278	$97,768
Building and improvements	22,352	9,852
Intangible lease assets (1)	—	535
Total purchase price (2)	$56,630	$108,155

(1)	Included in investment in real estate properties on the consolidated balance sheets.

(2)	Total purchase price is equal to the total consideration paid.
During the years ended December 31, 2018 and 2017, the Partnership acquired 100% of the following properties, which were all determined to be asset acquisitions:

($ in thousands)	Date Acquired	Number of Buildings	Total Purchase Price (1)
2018 Acquisitions:
Brodhead Distribution Center	4/5/2018	—	$15,228
Cutten Road Distribution Center	8/1/2018	1	20,668
Mid Counties Industrial Center	12/11/2018	1	20,734
Total 2018 acquisitions		2	$56,630
2017 Acquisitions:
LaPorte Distribution Center	2/27/2017	1	$12,010
Tracy Distribution Center III Land	4/28/2017	—	4,872
Hayward Logistics Center Land	5/19/2017	—	38,930
Dixie Highway Industrial Park Distribution Land (2)	6/29/2017	—	26,871
Arrow Route Distribution Center Land	11/20/2017	—	25,472
Total 2017 acquisitions		1	$108,155

(1)	Total purchase price is equal to the total consideration paid.

(2)	An existing lease was in-place at acquisition relating to the use of the land.
Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. There were no intangible assets or liabilities acquired in connection with any of the 2018 acquisitions, as of the respective date of each acquisition. The weighted-average amortization period (based on square feet) for the intangible assets acquired in connection with certain of the 2017 acquisitions, as of the respective date of each acquisition, was 6.7 years.
4. REAL ESTATE DISPOSITIONS
During 2018, the Partnership sold to third parties eight industrial buildings in the San Diego, Pennsylvania, Southern California, Baltimore / DC and Houston markets for proceeds of approximately $96.4 million. Total disposition costs and expenses were $0.2 million. During 2017, the Partnership sold to third parties three industrial buildings in the Seattle / Tacoma market for proceeds of approximately $16.8 million. The disposition costs and expenses were $0.6 million.
Gains on the disposition of real estate properties are recorded when the recognition criteria have been met, generally at the time control is transferred to the purchaser. For the years ended December 31, 2018 and 2017, net gain on dispositions was $39.6 million and $6.6 million, respectively. No dispositions occurred during the year ended December 31, 2016.
5. INVESTMENT IN REAL ESTATE PROPERTIES
As of December 31, 2018 and 2017, the Partnership’s investment in real estate properties included the following:

	As of December 31,
(in thousands)	2018	2017
Land	$312,086	$304,150
Building and improvements	440,718	338,716
Intangible and above-market lease assets	25,753	28,933
Construction in progress (1)	182,916	171,330
Investment in real estate properties	961,473	843,129
Less accumulated depreciation and amortization	(36,547)	(29,230)
Net investment in real estate properties	$924,926	$813,899

(1)
Includes five buildings under construction and two buildings in the pre-construction phase as of December 31, 2018, and 10 buildings under construction and 12 buildings in the pre-construction phase as of December 31, 2017.

Intangible Lease Assets and Liabilities
As of December 31, 2018 and 2017, intangible lease assets and liabilities included the following:

	As of December 31, 2018			As of December 31, 2017
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$25,417	$(7,460)	$17,957	$27,994	$(10,184)	$17,810
Above-market lease assets (1)	336	(230)	106	939	(411)	528
Below-market lease liabilities (2)	(406)	268	(138)	(620)	393	(227)

(1)	Included in investment in real estate properties on the consolidated balance sheets.

(2)	Included in other liabilities on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2018, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
2019	$3,823	$44	$71
2020	3,532	28	67
2021	2,997	26	—
2022	2,365	8	—
2023	1,525	—	—
Thereafter	3,715	—	—
Total	$17,957	$106	$138

Future Minimum Rent
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Partnership from its customers under the terms of non-cancelable operating leases in effect as of December 31, 2018, excluding rental revenues from the potential renewal or replacement of existing leases and from future tenant reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Base Rental Payments
2019	$36,079
2020	39,845
2021	38,154
2022	35,778
2023	28,339
Thereafter	88,008
Total	$266,203
Rental Revenues and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) in rental revenues from above- and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Increase (Decrease) to Rental Revenues:
Straight-line rent adjustments	$5,575	$4,143	$2,533
Above-market lease amortization	(105)	(208)	(242)
Below-market lease amortization	88	230	234
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$15,325	$9,416	$6,914
Intangible lease asset amortization	3,780	3,903	4,436
6. DEBT
The Partnership’s indebtedness is currently comprised of borrowings under its secured line of credit, construction loan financings and mortgage notes. The construction loan financings and mortgage note are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized and certain cross-collateralized properties. A summary of the Partnership’s debt is as follows:

	Weighted-Average Effective Interest Rate as of			Balance as of
($ in thousands)	December 31, 2018	December 31, 2017	Maturity Date	December 31, 2018	December 31, 2017
Line of credit (1)	4.65%	3.41%	January 2021	$78,500	$98,500
Construction loans (2)	5.15%	4.20%	May 2019-September 2021	147,780	135,432
Fixed-rate mortgage notes (3)	3.72%	3.32%	December 2024-November 2025	220,000	90,000
Total principal amount / weighted-average	4.35%	3.72%		$446,280	$323,932
Less unamortized debt issuance costs				(4,275)	(4,611)
Total debt, net				$442,005	$319,321
Gross book value of properties encumbered by debt				$840,527	$704,723

(1)
The Partnership’s line of credit facility currently has aggregate commitments of $200.0 million. The Partnership has the ability to expand the facility further up to a maximum aggregate amount of $300.0 million, subject to certain conditions. The line of credit is guaranteed by the Partnership and each subsidiary owner of a collateralized property. The line of credit matures in January 2021, and may be extended pursuant to two one-year extension options, subject to the satisfaction of certain financial covenants and other customary conditions and the payment of extension fees. The primary interest rate is variable and is equal to either: (a) the greater of (i) the prime rate announced by Regions Bank; (ii) the Federal Funds Effective Rate plus 0.50% per annum; and (iii) the one-month London Interbank Offered Rate (“LIBOR”) plus 1% per annum, plus a margin of either 1.10% or 1.25% (depending on the pool debt yield); or (b) one-month LIBOR plus a margin of either 2.10% or 2.25% (depending on the pool debt yield). The line of credit is available to finance the acquisition, development and redevelopment of industrial real estate, the operation of properties, working capital requirements, and for general corporate purposes. Industrial Property Operating Partnership LP, a subsidiary of IPT, has guaranteed 20.0% of any interest shortfall. The unused portion under the line of credit was $121.2 million, of which $14.4 million was available for use.

(2)
As of December 31, 2018, the Partnership’s constructions loans had aggregate commitments of up to $256.9 million. The construction loans are secured by certain underlying properties and are to be used to fund project-specific costs necessary to complete the Partnership’s development projects. Interest on the loans is accrued and added to the principal during the construction and stabilization periods of the properties. Such interest will be due and payable at maturity of the respective loans. The unfunded and available portions under the construction loans was $109.1 million.

(3)
The assets and credit of each of the Partnership’s properties pledged as collateral for the Partnership’s mortgage notes are not available to satisfy the Partnership’s other debt and obligations, unless the Partnership first satisfies the mortgage note payable on the respective underlying properties.

As of December 31, 2018, the principal payments due on the Partnership’s debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit	Construction Loans (1)	Mortgage Notes	Total
2019	$—	$79,837	$—	$79,837
2020	—	33,891	—	33,891
2021	78,500	34,052	—	112,552
2022	—	—	—	—
2023	—	—	1,781	1,781
Thereafter	—	—	218,219	218,219
Total principal payments	$78,500	$147,780	$220,000	$446,280

(1)
Of the two construction loans maturing in 2019, the Partnership plans to pay off one of the construction loans of approximately $31.8 million in the first quarter of 2019. The term of the second construction loan maturing in 2019 may be extended pursuant to two one-year extension options, subject to certain conditions. The Partnership expects to meet the conditions necessary to exercise the extension options.

Debt Covenants
The Partnership’s line of credit and construction loan financings contain various property level covenants, including customary affirmative and negative covenants. In addition, the line of credit contains certain Partnership level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. The Partnership was in compliance with all debt covenants as of December 31, 2018.

7. PARTNERS' CAPITAL
The following is a detailed statement of the bcIMC Partners’ capital accounts for the year ended December 31, 2016:

	bcIMC Partners' Capital
(in thousands)	Pension Partner	Accident Fund Partner	Limited Partner	Partners' Capital
Balance as of December 31, 2015	$72,519	$18,131	$—	$90,650
IPT ownership interest sell-down	—	—	58,644	58,644
Net loss	(850)	(214)	(555)	(1,619)
Contributions from partners	64,953	16,238	51,366	132,557
Balance as of December 31, 2016	$136,622	$34,155	$109,455	$280,232
As described in “Note 1,” on January 1, 2017, bcIMC Pension Partner contributed its ownership interest in the Partnership to affiliated entities. The following is a detailed statement of bcIMC Partners’ capital accounts for the period from January 1, 2017 to December 31, 2018:

	bcIMC Partners' Capital
(in thousands)	Accident Fund Partner	(College) US Realty Inc.	(Municipal) US Realty Inc.	(Public Service) US Realty Inc.	(Teachers) US Realty Inc.	(WCB) US Realty Inc.	(Hydro) US Realty Inc.	Total bcIMC Partners' Capital
Balance as of January 1, 2017	$56,046	$11,279	$98,422	$57,001	$54,240	$3,020	$224	$280,232
Net income	1,309	264	2,299	1,331	1,267	71	5	6,546
Contributions from partners	22,576	4,543	39,646	22,960	21,848	1,217	90	112,880
Distributions to partners	(2,400)	(483)	(4,215)	(2,441)	(2,323)	(128)	(10)	(12,000)
Balance as of December 31, 2017	$77,531	$15,603	$136,152	$78,851	$75,032	$4,180	$309	$387,658
Net income	7,249	1,459	12,726	7,372	7,015	391	29	36,241
Contributions from partners	6,320	1,272	11,098	6,428	6,116	341	25	31,600
Distributions to partners	(14,400)	(2,898)	(25,287)	(14,645)	(13,936)	(776)	(58)	(72,000)
Balance as of December 31, 2018	$76,700	$15,436	$134,689	$78,006	$74,227	$4,136	$305	$383,499
8. NONCONTROLLING INTERESTS
Preferred Shares
Noncontrolling interests represent the portion of equity in the subsidiary REITs that the Partnership does not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheets as noncontrolling interests within permanent equity.
In January 2016, certain of the Partnership’s subsidiary REITs issued to accredited investors Class A Preferred Units with a 12.0% annual preferred dividend. The total number of preferred shares issued was 1,586 shares at a par value of $500 per share for an aggregate amount of $793,000. These preferred shares are non-voting shares. The preferred shares are redeemable by the respective subsidiary REITs for $500 per share, plus accumulated and unpaid dividends, as well as a redemption premium if the preferred shares were redeemed before December 31, 2017. On December 30, 2016, certain of the Partnership’s subsidiary REITs redeemed a total of 1,342 preferred shares for an aggregate amount of $671,000 and were paid a redemption premium of $134,000. The Partnership owns and controls the respective managing member of each of the subsidiary REITs.
Special Units
In September 2016, the Partnership issued special units to an affiliate of IPT for consideration of $10,000. The holder of the special units does not participate in the profits and losses of the Partnership. Amounts distributable to the holder of the special units will depend upon the profits of the general partner. The special units will be redeemable at the time the carried interest is paid.
The Partnership has determined that the special units are: (i) not redeemable at a fixed or determinable amount on a fixed or determinable date, at the option of the holder, or (ii) redeemable only upon events that are solely within the Partnership’s control. As a result, the Partnership classifies the special units as noncontrolling interests within permanent equity.

9. RELATED PARTY TRANSACTIONS
Pursuant to the limited partnership agreement, the IPT General Partner manages the day-to-day operations of the Partnership, subject to the rights of the bcIMC Limited Partner and the sell-down transferee (as applicable) to approve certain major decisions. The IPT General Partner indirectly provides, to the Partnership through the IPT General Partner’s service agreement with the Advisor, acquisition and asset management services and, to the extent applicable, development management and development oversight services. As compensation for providing these services, the Partnership pays the IPT General Partner, or its designee, certain fees in accordance with the terms of the Partnership Agreement and the services agreement between the IPT General Partner and the Advisor. For the years ended December 31, 2018, 2017 and 2016, the Partnership incurred approximately $5.2 million, $4.8 million and $3.6 million, respectively, in fees due to the IPT General Partner, or its designee, for providing a variety of services, including with respect to acquisition, development, and asset management activities, of which development related fees represented $2.4 million, $3.0 million and $2.1 million, respectively. Development related fees are included in the total development project costs of the respective properties and are capitalized in construction in progress. As of December 31, 2018 and 2017, approximately $0.4 million and $0.6 million, respectively, was payable to the IPT General Partner, or its designee.
10. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information is as follows:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Interest paid, net of amounts capitalized	$3,701	$1,400	$2,128
Non-cash capital expenditures	4,051	10,998	9,990
Non-cash interest capitalized	6,255	2,773	296
Repayment of line of credit and construction loan upon disposition of real estate properties	55,049	—	—
Restricted Cash
Restricted cash as of December 31, 2018 consists of cash held in escrow for real estate taxes in connection to two properties that completed development in 2018. Restricted cash as of December 31, 2017 consists of cash held in escrow for real estate taxes in connection to a 2017 acquisition. As of December 31, 2016, restricted cash consists of cash held in escrow for certain real estate tax requirements related to an individual property. The following table presents the amounts that make up the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2018	2017	2016
Beginning of period:
Cash and cash equivalents	$14,651	$7,339	$5,915
Restricted cash	190	134	—
Cash, cash equivalents and restricted cash	$14,841	$7,473	$5,915
End of period:
Cash and cash equivalents	$14,105	$14,651	$7,339
Restricted cash	902	190	134
Cash, cash equivalents and restricted cash	$15,007	$14,841	$7,473
11. COMMITMENTS AND CONTINGENCIES
As of December 31, 2018, the Partnership was not involved in any material litigation nor, to the Partnership’s knowledge, was any material litigation threatened against the Partnership or its investments.
Environmental Matters
A majority of the properties the Partnership acquires are subject to environmental reviews either by the Partnership or the previous owners. In addition, the Partnership may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Partnership has acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Partnership has purchased and may continue to purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Partnership is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations.
Off-Balance Sheet Liabilities
The Partnership has issued performance and surety bonds in connection with certain development projects. Performance and surety bonds are commonly required by public agencies from real estate developers. Performance and surety bonds are renewable and expire on the completion of the improvements and infrastructure. At December 31, 2018, and 2017, the Partnership had approximately $20.9 million and $21.3 million, respectively, outstanding under such arrangements.
12. SUBSEQUENT EVENTS
The Partnership has evaluated subsequent events from the balance sheet date through February 22, 2019, the date at which the consolidated financial statements were issued. The Partnership has determined that there are no items to disclose.